

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2013

Via E-mail
Chris A. Choate
Chief Financial Officer
AmeriCredit Financial Services, Inc.
801 Cherry Street, Suite 3500
Fort Worth, Texas 76102

> **Re:** **AmeriCredit Automobile Receivables Trust 2010-2**
> **AmeriCredit Automobile Receivables Trust 2010-B**
> **AmeriCredit Automobile Receivables Trust 2010-3**
> **Forms 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File Nos. 333-146701-07, 333-146701-08, 333-146701-09**

Dear Mr. Choate:

We have reviewed your response and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Amendments to Form 10-Ds

1. We note that you recently filed a number of Form 10-D amendments for AmeriCredit Automobile Receivables Trust 2010-B on May 21, 2013. Please advise why you filed these amendments in light of the limited disclosure provided in the explanatory note on the Forms 10-D/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Hughes Bates, Attorney-Advisor at 202-551-3731or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief